UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 12, 2026

PAPAYA GROWTH OPPORTUNITY CORP. I

(Exact name of registrant as specified in its charter)

Delaware	001-41223	87-3071107
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

3500 South Dupont Highway, Suite HX-102, Dover, DE	19901
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (510) 214-3750

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value per share, and one-half of one redeemable warrant	PPYAU	OTC

Class A common stock, par value $0.0001 per share	PPYA	OTC

Warrants, each whole warrant exercisable for one share of Class A common stock	PPYAW	OTC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.02 Termination of a Material Definitive Agreement.

As previously reported, on April 21, 2025, Papaya Growth Opportunity Corp. I (the “SPAC”) entered into a Business Combination Agreement, as amended by Amendment No. 1 dated September 26, 2025 (as amended, the “BCA”), with 2744026 Alberta Ltd. (the “Company”) and F&M Merger Sub 1 Inc.

On June 12, 2026, the SPAC received a Notice of Termination of the BCA from the Company, purporting to terminate the BCA pursuant to Section 9.1(f)(i) thereof on the basis of certain alleged breaches by the SPAC. SPAC has advised the Company that it disputes any purported termination of the BCA by the Company.

The SPAC is providing the disclosure in this Current Report on Form 8-K relating to the Termination Notice to comply with the SPAC’s filing requirements with the U.S. Securities and Exchange Commission but does not by virtue hereof admit that it agrees with any assertion or claim contained in the Termination Notice and/or related communications. The SPAC reserves all rights with respect to the Termination Notice and any purported termination of the BCA by the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 18, 2026	PAPAYA GROWTH OPPORTUNITY CORP. I

	By:	/s/ Clay Whitehead
	Name:	Clay Whitehead
	Title:	Chief Executive Officer